Exhibit 99.1

Dominion Diamond Corporation Announces Election of Directors

YELLOWKNIFE, NT (June 13, 2017) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today announced that the nominees listed in the management information circular for the 2017 Annual and Special Meeting of Shareholders were elected as directors of the Company at its Annual and Special Meeting held on June 13, 2017. The results of the votes are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
James K. Gowans	51,685,476	92.63%	4,110,371	7.37%
Thomas A. Andruskevich	54,974,936	98.53%	820,911	1.47%
Graham G. Clow	53,608,872	96.08%	2,186,975	3.92%
Trudy Curran	55,218,859	98.97%	576,988	1.03%
Tim Dabson	55,187,507	98.91%	608,340	1.09%
David S. Smith	54,817,105	98.25%	978,742	1.75%
Chuck Strahl	53,753,557	96.34%	2,042,290	3.66%
Josef Vejvoda	54,902,019	98.40%	893,828	1.60%

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca, or contact:
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca